Securities and Exchange Commission,
                            Washington, D.C. 20549
                                Schedule 13D/A

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 8)

                             TUTOGEN MEDICAL, INC.
                               (Name of Issuer)

                                 Common Stock
                       (Title of Class of Securities)

                                 901 107 10 2
                                (CUSIP Number)

                   Thomas W. Pauken, Liquidating Trustee
                Capital Partners II, Ltd. Liquidating Trust
             (successor to Renaissance Capital Partners II, Ltd.)
                       5646 Milton Street, Suite 628
                           Dallas, Texas 75206
                               (214) 378-9340
         (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                              December 21, 2004
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box.        []

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 901 107 10 2

(1)   Names of reporting persons
      I.R.S. Identification Nos. of above persons (entities only)

      Capital Partners II, Ltd. Liquidating Trust 75-6590369

(2)   Check the appropriate box if a member of a group      []


(3)   SEC use only


(4)   Source of funds

          OO

(5)   Check if disclosure of legal proceedings is required pursuant to
      Items 2(d) or 2(e)               []

(6)   Citizenship or place of organization

      Texas

      Number of shares beneficially owned by each reporting person with:
(7)   Sole voting power

      50,000

(8)   Shared voting power

      0

(9)   Sole dispositive power

      50,000

(10)  Shared dispositive power

      0
(11)  Aggregate amount beneficially owned by each reporting person

      50,000
(12)  Check if the aggregate amount in Row (11) excludes certain shares
                                                                        []

(13)  Percent of class represented by amount in Row (11)

      0.31%

(14)  Type of reporting person

      OO



Item 1.  Security and Issuer

  The Schedule 13D filed by Renaissance Capital Partners II, Ltd. on February 10, 1999 with respect to securities of Tutogen Medical, Inc., as previously amended, is hereby further amended as set forth in this Amendment No. 8. Except as amended herein, the disclosure contained in the original Schedule 13D, as amended, remains in effect. Capitalized terms used but not defined herein shall have the meanings ascribed in the original Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration

  These Amendment No. 8 does not report the acquisition of any additional securities.


Item 4.  Purpose of Transaction

  The Trust was organized for the purpose of conducting an orderly liquidation of the assets of Renaissance Capital Partners II, Ltd. and had an initial term of two years, ending on November 17, 2002.

  As previously reported, the Trustee extended the term of the Trust until November 17, 2004.

  On December 21, 2004, the Trust began final distribution of 2,844,664 shares of Tutogen common stock to the remaining beneficiaries. Each beneficiary is to receive shares of Tutogen common stock in proportion to his or her interests in the Trust.

  The Trustee mailed a letter to the beneficiaries on December 21, 2004, notifying them of the final distribution, and copy of that letter appears as
Exhibit 99.1 to this Amendment.





Item 5.  Interest in Securities of the Issuer.

(a) Following the transactions described in response to Item 5(c) hereof, the Trust owned 50,000 shares of common stock of Tutogen Medical, Inc., or approximately 0.31% of the outstanding common stock, based upon information in the most recent quarterly report on Form 10QSB filed by the issuer.

(b)  No change from previous response.

(c) In the sixty days prior to the date of filing this Amendment, the Trust entered into the following transactions involving common stock of Tutogen Medical, Inc.:

     December 10, 2004: Sold 100 shares at $2.54 per share on the American Stock Exchange.

     December 10, 2004:   Sold 2,500 shares at $2.50 per share on the
     American Stock Exchange.

     December 15, 2004:   Sold 1,200 shares at $2.30 per share on the
     American Stock Exchange.

     December 16, 2004:   Sold 26,500 shares at $2.22 per share on the
     American Stock Exchange.

     December 21, 2004:   The Trustee began final distribution of 2,844,664
     shares to the beneficiaries of the Trust in liquidation of the Trust. See response to Item 4 hereof.

(d)  Not applicable.

(e) On December 21, 2004, the Trust ceased to be the beneficial owner of more than five percent of the common stock of Tutogen Medical, Inc.


Item 7.  Material to be Filed as Exhibits.

         99.1    Letter to the beneficiaries dated December 21, 2004.



                                   Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 21, 2004              CAPITAL PARTNERS II, LTD.
                                     LIQUIDATING TRUST



                                    By: ___________/s/____________
                                        Thomas W. Pauken
                                        Liquidating Trustee


                                  EXHIBIT 99.1


                 Capital Partners II, Ltd. Liquidating Trust
        (Successor in interest to Renaissance Capital Partners II, Ltd.)
                               THOMAS W. PAUKEN
                                    TRUSTEE
                              5646 Milton Street
                                   Suite 628
Tel (214) 378-9340            Dallas, Texas 75206           Fax (214) 378-9261



                                                  December 21, 2004


Dear Beneficiary:

  As I wrote you at the beginning of this year, this would be the final year of Capital Partners II, Ltd. Liquidating Trust.

  During the past two years, the Board of Directors of Tutogen Medical, Inc. ("Tutogen") explored various options involving the possible sale of Tutogen or the merger of the Company with another entity. None of those discussions led to successful conclusions on terms that we believed would be beneficial to our shareholders. Thus, I will be distributing the remaining shares of Tutogen held by the Trust to the individual shareholders on a proportionate basis.
You will receive 175 shares per unit. The shares will be sent to the transfer agent before the end of the year and will be sent to your address of record by the transfer agent. The process should take approximately two weeks.
Remember that, with any IRA or custodial accounts, the stock will be sent to the custodian of your account. If you want to confirm the registration of your account, please contact Mary Williams in my office at 214-378-9340. The Tutogen stock will be unrestricted, and you will be free to hold it or sell it as you see fit once the stock is in your account.

  Our office will work with you going forward to handle any administrative matters regarding your account or answer any questions you or your financial advisors may have with regard to tax or other issues. We will keep all of the records in our office for an extended period of time to deal with any questions or problems you may have.

  As for Tutogen itself, I intend to remain active as a Board member for the immediate future. Tutogen just announced the hiring of a new CEO, Guy Mayer. Guy brings a wealth of experience in the medical device/biotechnology field to the Company. Most recently, Mayer served as Chairman and CEO of VisEn Medical, Inc., a leader in molecular imaging. Prior to that, he was President and CEO of Etex Corporation, a biotech company focused on bone tissue repair and drug delivery. Previously, he spent thirteen years as an executive with Zimmer, Inc., including service as President of their Global Products Group. He brings an impressive skill set to this position plus long-term relationships with key officials at Zimmer Spine and Dental,

December 21, 2004
Page 2


Tutogen's principal strategic partners. Mayer's background in sales, marketing, and distribution is well-suited to the needs of the Company at this time.

  Tutogen recently announced its year end results which reflect a loss for the quarter and a profit for the fiscal year. A copy of the those results is enclosed. A higher Euro versus the Dollar, along with disappointing sales to Zimmer Spine and Mentor, were significant factors accounting for the poor results. It will take some time to reverse those trends.

  I remain optimistic, however, that Tutogen has an outstanding, long-term future as a leader in the field of biologics. Hopefully, we now have the leadership in place at the Company to take Tutogen to the next level and get our stock moving in the right direction again.

  As always, feel free to call me at the office to discuss any questions you may have regarding the Trust or Tutogen. I am limited as to what I can say about Tutogen since I am a Director, but you have my commitment that I will continue to work diligently to realize appropriate shareholder value at Tutogen.

                                                Yours truly,



                                                Thomas W. Pauken
                                                Trustee


Encl.






Tutogen Medical, Inc. Reports Year-End Financial Results
For Immediate Release

Contact:  George Lombardi                           The RCG Group
          Chief Financial Officer                   Joe Diaz
          Tutogen Medical, Inc.                     (408) 675-0400
          (973) 785-0004

WEST PATERSON, N.J., December 7, 2004-Tutogen Medical, Inc. (AMEX: TTG), a leading manufacture of sterile biological implant products made from human (allograft) and animal (xenograft) tissue, reported financial results today for the fiscal year and the fourth quarter ended September 30, 2004.

Revenues for the fiscal year ended September 30, 2004 were $29.3 million compared to $30.3 million in the previous year. Net income for the fiscal year was $1.5 million, or $0.09 per share on a fully diluted basis, compared to net income of $2.3 million, or $0.14 per share fully diluted share last year. For the fourth quarter the Company reported revenues of $7.9 million, compared to $6.8 million in the previous quarter and $8.0 million in the comparable quarter last year, and a net loss for the quarter of $367,000, or $(0.02) per share on a fully diluted basis, compared to net income of $1.2 million or $0.07 per share, in the comparable quarter last year. The weakening of the U.S. dollar to the Euro had the effect of increasing total revenues, generated internationally, by $1.4 million. Net income for the year was affected by unfavorable exchange rates resulting in foreign exchange losses, included in Other Expenses, of $700,000 or $0.04 per share.

"While we were solidly profitable for the fiscal year, we are not pleased with the results of the fourth quarter," said Roy D. Crowninshield, PhD., Chairman and CEO of Tutogen Medical, Inc. "Although we achieved higher revenues than the previous quarter, we experienced a less favorable product mix and higher production cost and translation losses due to the strengthening of the Euro against the U.S. dollar. These factors resulted in a loss for the fourth quarter. We anticipate that these factors will have an increasingly negative impact on our business early in the new year. During the just completed quarter we experienced a change in sales patterns from Zimmer Spine and Mentor Corporation that resulted in a significant impact on our overall margins. Going forward, we are working closely with our distribution partners to address mutual opportunities to improve sales of Tutogen supplies products. On a positive note, we area pleased with the consistent sales growth of dental products to Zimmer Dental. We achieved a $3.2 million increase in that segment from the prior year."

Dr. Crowninshield continued, "As was previously announced, in the course of the past 18 months the company's Board of Directors has actively explored strategic options, including the possible sale of the company. Recently the Board determined that Tutogen Medical and its shareholders would be best served by discontinuing active exploration of strategic options and pursuing an independent business plan. As a result of that determination, I was appointed Chairman and CEO on July 1, 2004 and we have initiated the process of change necessary to aggressively pursue an independent business plan. We recently announced the appointment of Guy L. Mayer as CEO effective January 1, 2005. We have commenced a number of new initiatives, including, the hiring of a number of new product managers to improve the effectiveness of our distribution partners, actions addressing new regulatory requirements, investment in new technologies for the processing of tissue, and work to develop new markets with additional distribution partners. We are expanding our U.S. based manufacturing operation to permit greater dollar-based product production. In 2005 we expect to produce at least 50% of U.S. requirements of dental bone grafts in our Alachua, Florida facility. While we realize that the expense of these necessary investments will impact our near term financial performance, we are confident that they will yield significant long-term operating benefits."

The Company will discuss these results in a conference call scheduled for 4:15 p.m. ET on December 7, 2004. Interested parties can access the call by dialing (877) 407-9205 or (201) 689-8054 or by accessing the web cast at http://www.tutogen.com/investor.asp. A replay of the call will be available at (877) 660-6853 or (201) 612-7415, account number 1628 and access number 125938 for 7 days following the call, and the web cast can be accessed at http://www.tutogen.com/investor.asp for 30 days.

About Tutogen Medical, Inc.

Tutogen Medical, Inc. manufactures sterile biological implant products made from human (allograft) and animal (xenograft) tissue. Tutogen utilizes its Tutoplast Process of tissue preservation and viral inactivation to manufacture and deliver sterile bio-implants used in spinal/trauma, urology, dental, ophthalmology, and general surgery procedures. The Company's Tutoplast products are sold and distributed worldwide by Zimmer Spine and Zimmer Dental, subsidiaries of Zimmer Holdings, Inc., the Mentor Corporation, IOP, Inc. and through independent distributors and subsidiaries in the U.S. and Germany. For information, visit the Company's Web site at http://www.tutogen.com.

Forward Looking Statement Disclaimer Certain statements in this news release are forward-looking and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties, which may differ materially from those set forth in these statements. In addition, the economic, competitive, governmental, technological and other factors identified in the Company's filings with the Securities and Exchange Commission could affect such results.




                       TUTOGEN MEDICAL, INC. and SUBSIDIARIES

                          CONSOLIDATED FINANCIAL SUMMARY
                       (in thousands except per share data)

                                        Three Months ended        Year Ended
                                           September 30         September 30
                                           2004    2003         2004    2003
                                        _________________     ________________
REVENUE                                  $7,933  $8,010      $29,330  $30,260

GROSS PROFIT                              3,371   5,357       17,494   18,620

OPERATING EXPENSE                         2,963   3,465       13,966   14,800

OPERATING INCOME                            408   1,892        3,528    3,820

OTHER (EXPENSE) INCOME                     (501)   (181)        (601)    (368)

INTEREST EXPENSE                            (74)    (14)        (118)     (53)

INCOME TAX EXPENSE                          200     460        1,306    1,137

NET INCOME (LOSS)                        $ (367) $1,178      $ 1,503   $2,262
                                         ======  ======      =======   ======

BASIC EARNINGS (LOSS) PER SHARE
  FROM CONTINUING OPERATIONS             $(0.02) $ 0.08      $  0.10   $ 0.15
                                         ======  ======      =======   ======
DILUTED EARNINGS (LOSS) PER SHARE
  FROM CONTINUING OPERATIONS             $(0.02) $ 0.07      $  0.09   $ 0.14
                                         ======  ======      =======   ======




                       CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (in thousands)


                                        Sept. 30           Sept. 30
                                          2003               2004
                                         _______            _______
CURRENT ASSETS                           $26,891            $24,374

FIXED ASSETS, NET                          6,138              4,842

DEFERRED INCOME TAXES                      1,318              1,187
                                         _______            _______

TOTAL ASSETS                             $34,347            $30,403
                                         =======            =======


CURRENT LIABILITIES                      $ 8,857            $ 8,591

LONG TERM DEBT                               827                728

DEFERRED DISTRIBUTION FEES                 2,580              3,038

SHAREHOLDERS' EQUITY                      22,083             18,046

                                         _______            _______
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                   $34,347            $30,403
                                         =======            =======